UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 27)*

                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
                        (Title of Class of Securities)

                                  292007-10-1
                                 (CUSIP Number)

                                 Gerald F. Roach
         Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
           P.O. Box 2611, Raleigh, North Carolina 27602 (919) 821-1220
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292007-10-1

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Halco Industries, Inc.
          04-224-1978
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
--------------------------------------------------------------------------------
                                   7         SOLE VOTING POWER
                                             -0-
NUMBER OF                          ---------------------------------------------
 SHARES                            8         SHARED VOTING POWER
                                             -0-
BENEFICIALLY                       ---------------------------------------------
 OWNED BY                          9         SOLE DISPOSITIVE POWER
                                             -0-
EACH REPORTING                     ---------------------------------------------
 PERSON WITH                       10        SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      -0-
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                   CO
--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Barry Steven Halperin
          ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

                                        7         SOLE VOTING POWER
                                                  -0-
NUMBER OF                               ----------------------------------------
 SHARES                                 8         SHARED VOTING POWER
                                                  -0-
BENEFICIALLY                            ----------------------------------------
 OWNED BY                                9         SOLE DISPOSITIVE POWER
                                                  734,039
EACH REPORTING                          ----------------------------------------
  PERSON WITH                           10        SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    734,039
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      4.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       IN
--------------------------------------------------------------------------------

          The undersigned persons hereby amend their statement on Schedule 13D (the "Schedule") relating to shares of Common Stock, par value $.10 per share (the "Common Stock"), of Empire of Carolina, Inc., a Delaware corporation ("Empire"):

Item 2. Identity and Background.

                  Item 2 of the Schedule is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  This Amendment 27 to the Schedule is filed on behalf of Barry
            S. Halperin and Halco Industries, Inc., a Massachusetts corporation ("Halco") (Barry S. Halperin and Halco are sometimes referred to herein as the "Halperin Group"). Halco no longer has (i) sole or shared voting power or (ii) sole or shared dispositive power over any shares of Empire's Common Stock. Barry S. Halperin is a former Director and President of Empire, is currently a Director and the President of Halco and is a citizen of the United States. His business address is 2500 North Military Trail, Boca Raton, Florida 33431.

                  Halco liquidated as of December 31, 1998 and is in the process of winding up its business. Halco's principal business has been investments in businesses. Barry S. Halperin owns approximately 99% of the common stock of Halco. Halco's sole director is Barry S. Halperin. Halco's executive officers are: Barry S. Halperin--President, Treasurer, and Executive Vice President; Maurice A. Halperin--Secretary. Halco's business address is 2500 North Military Trail, Boca Raton, Florida 33431.

                  In October, 1991, the Securities and Exchange Commission filed a complaint in the United States District Court for the District of Columbia alleging certain violations of the federal securities laws by the Halperin Group in connection with transactions in the common stock of HMG Courtland Properties, Inc., a real estate investment trust. Without admitting or denying the complaint's allegations, and simultaneously with the filing of the complaint, the Halperin Group consented to the entry of permanent injunctions against future violations of Section 13(d) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13d-2 promulgated thereunder. Barry S. Halperin consented to the entry of a permanent injunction against future violations of Section 16(a) of the Securities and Exchange Act of 1934 and Rule 16a-3 promulgated thereunder. Barry S. Halperin and Halco consented to entries of orders requiring them to pay civil monetary fines of $50,000, $50,000, and $100,000 respectively.

                  Neither Barry S. Halperin, Halco nor the officers or directors of Halco have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  The shares acquired by Barry Halperin were transferred from
            Halco for no consideration in connection with the liquidation and dissolution of Halco. Except to the extent described herein, none of the shares currently owned by Barry S. Halperin are subject to any liens or encumbrances.

Item 4. Purpose of Transaction.

                  Item 4 of the Schedule is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  The reporting persons originally acquired shares of Empire in
            1982. Barry S. Halperin does not have any current intentions with respect to Empire other than personal investment, in connection with which Barry S. Halperin may sell or purchase shares of Empire in the market or otherwise from time to time.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  Other than a transfer of shares from Halco to Barry S.
            Halperin for no consideration in connection with the liquidation and dissolution of Halco, there have been no transactions in the Common Stock by Barry S. Halperin or Halco since the filing of Amendment No. 26 to this Schedule. The purpose of this Amendment No. 27 to the
            Schedule is to disclose that Halco no longer has sole or shared dispositive or voting rights with respect to the Common Stock now owned by Barry Halperin and accordingly is no longer the beneficial owner of any shares of the Company's Common Stock.

                  Information concerning the Common Stock ownership and
            percentage of outstanding shares of the Halperin Group is contained in the cover pages to this amendment to the Schedule and such information is incorporated herein by reference. Halco no longer has any ownership interest in the Company's Common Stock. Barry S. Halperin's beneficial ownership includes 734,039 shares. Pursuant to a Voting Agreement between Halco and Steven Geller ("Geller") more fully described in Amendment No. 25 to the Schedule (the "Voting Agreement"), Geller is entitled to direct the vote of the 734,039 shares of Common Stock owned by Halco until September 30, 2004 and during that period also has a right of first refusal for any sales by Halco in excess of 18,000 shares. In connection with the transfer of shares from Halco to Barry S. Halperin, Mr. Halperin has agreed to assume Halco's obligations under the Voting Agreement.

                                   SIGNATURE

      After reasonable inquiry and to the best of each of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                   Dated:    January 11, 1999
                                             HALCO INDUSTRIES, INC.



                                             By /s/ Barry S. Halperin
                                                ---------------------
                                             Title President
                                                   ---------


                                                /s/ Barry S. Halperin
                                                ---------------------
                                                 Barry S. Halperin
                                       6